September 27, 2024

VIA EDGAR

Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission Washington, DC 20549 Attn: Mindy Hooker Anne McConnell Anne Parker

Re: Nuburu, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Response filed September 5, 2024

File No. 001-39489

Ms. Hooker:

On behalf of Nuburu, Inc. (the “Company”), we acknowledge receipt of the correspondence dated September 16, 2024, from Securities Exchange Commission Division of Corporate Finance Office of Manufacturing (the “Commission”) that requested a response from the Company by September 30, 2024 (the “Letter”). We respectfully request the Commission grant the Company an extension to file the Company’s response to the Letter by October 14, 2024.

Sincerely,

Nuburu, Inc.

By:

/s/ Brian Knaley_________________

Brian Knaley, Chief Executive Officer

cc: Amy Bowler, Esq. (Holland & Hart LLP)

Anne McConnel (SEC Office of Manufacturing)

Anne Parker (SEC Office of Manufacturing)